UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

VOXX INTERNATIONAL CORPORATION

(Name of Issuer)

Class A Common Stock, $.01 Par Value

(Title of Class of Securities)

91829F104

(CUSIP Number)

Beat M. Kahli

c/o Avalon Park Group

3801 Avalon Park East Blvd., Suite 400

Orlando, FL 32828

(407) 658-6565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	91829F104	Page 2 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Beat M. Kahli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,706,250 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,706,250 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,706,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (2)
14	TYPE OF REPORTING PERSON
IN

(1)	Beat M. Kahli beneficially owns 598,750 shares of Voxx International Corporation (the “Issuer”) Class A Common Stock (“Class A Shares”) through Avalon Park International, LLC, a limited liability company solely controlled by Mr. Kahli, 4,102,500 Class A Shares through Avalon Park Group Holding AG (“Avalon Holding”), a company formerly known as Kahli Holding AG, of which Mr. Kahli is the controlling shareholder. Jill Kahli, the wife of Mr. Kahli, is the only other shareholder of Avalon Holding, and 5,000 Class A Shares directly.
(2)	Based on 20,576,075 Class A Shares issued and outstanding as of July 6, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2023.

SCHEDULE 13D

CUSIP No.	91829F104	Page 3 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 84-3730393
Avalon Park International, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
598,750 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
598,750 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
598,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% (2)
14	TYPE OF REPORTING PERSON
OO

(1)	Avalon Park International, LLC (“Avalon Park”) holds 598,750 shares of Voxx International Corporation (the “Issuer”) Class A Common Stock (the “Class A Shares”). All of the Class A Shares held by Avalon Park may be deemed to be beneficially owned by Beat M. Kahli as the sole manager and controlling member of Avalon Park.
(2)	Based on 20,576,075 Class A Shares issued and outstanding as of July 6, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2023.

SCHEDULE 13D

CUSIP No.	91829F104	Page 4 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) None
Avalon Park Group Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,102,500 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,102,500 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,102,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9% (2)
14	TYPE OF REPORTING PERSON
CO

(1)	Avalon Park Group Holding AG, a company formerly known as Kahli Holding AG (“Avalon Holding”), holds 4,102,500 shares of Voxx International Corporation (the “Issuer”) Class A Common Stock (the “Class A Shares”). All of the Class A Shares held by Avalon Holding may be deemed to be beneficially owned by Beat M. Kahli as the controlling shareholder of Avalon Holding. Jill Kahli, wife of Mr. Kahli, is the only other shareholder of Avalon Holding.
(2)	Based on 20,576,075 Class A Shares issued and outstanding as of July 6, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2023.

Introduction

This constitutes Amendment No. 21 to the statement on Schedule 13D filed on behalf of Beat M. Kahli, Avalon Park International, LLC and Kahli Holding AG, now known as Avalon Park Group Holding AG, dated as of April 13, 2020 (the “Statement”), relating to the Class A Common Stock, $0.01 par value per share (“Class A Shares”), of Voxx International Corporation. The purpose of this Amendment No. 21 is to report a decrease in the number of Class A Shares held by the Reporting Persons.

Item 1. Security and Issuer

The Statement on Schedule 13D relates to the Class A Common Stock of Voxx International Corporation (the "Issuer"). The principle offices of the Issuer are located at 2351 J Lawson Blvd., Orlando, FL 32824.

Item 2. Identity and Background.

a)	This statement is being filed jointly by Beat M. Kahli, Avalon Park International, LLC (“Avalon Park”), a limited liability company organized under the laws of the State of Florida, and Avalon Park Group Holding AG (“Avalon Holding”), a company organized under the laws of Switzerland formerly known as Kahli Holding AG (collectively, the “Reporting Persons”).

b)	The business addresses of the Reporting Persons are:

Mr. Kahli:	3801 Avalon Park East Blvd., Suite 400, Orlando, FL 32828
Avalon Park:	3801 Avalon Park East Blvd., Suite 400, Orlando, FL 32828
Avalon Holding:	Riesbachstrasse 57, 8008 Zurich-Switzerland

c)	Mr. Kahli, a natural person, is the founder, President and CEO of Avalon Park Group; is the sole manager and controlling member of Avalon Park; and is the controlling shareholder of Avalon Holding. Mr. Kahli has been a director of the Issuer since he was elected on July 29, 2021. On July 19, 2022, Mr. Kahli was appointed as a Co-Vice Chairman of the Board of the Issuer and on February 6, 2023, Mr. Kahli was elected as President of the Issuer.

Avalon Park is a limited liability company organized under the laws of the State of Florida. Avalon Park is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

Avalon Holding is a company organized under the laws of Switzerland formerly known as Kahli Holding AG. Avalon Holding is a private investment entity that seeks appreciation of its assets for the benefit of its owners. Kahli Holding AG changed its name to Avalon Park Group Holding AG.

d)	Nothing to report for any of the Reporting Persons.

e)	Nothing to report for any of the Reporting Persons.

f)	Mr. Kahli is a citizen of Switzerland.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Kahli holds 598,750 Class A Shares through Avalon Park and 4,102,500 Class A Shares through Avalon Holding. All of these Class A Shares were purchased using funds from the working capital of Avalon Park and Avalon Holding. Neither Avalon Park nor Avalon Holding purchased any Class A Shares using borrowed funds. In addition, Mr. Kahli holds 5,000 Class A Shares directly which were granted to him by the Issuer pursuant to the Employment Agreement dated February 6, 2023 between the Issuer and Mr. Kahli.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Class A Shares for investment purposes. The Reporting Persons will continue to evaluate their investment in the Class A Shares and may further purchase, hold, vote, trade, dispose or otherwise deal in the Class A Shares, or enter into any hedging or similar transaction with respect to, the Class A Shares, at times and in such manner as they may deem advisable. Any such transactions, if they occur at all, may take place at any time and without prior notice. As part of their evaluation, the Reporting Persons will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Persons may also take other actions with respect to their respective investment in the Issuer as they deem appropriate, including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the operations, strategy, capitalization, governance or ownership structure of the Issuer, or changing their intentions with respect to any and all matters referred to in this Item 4. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

On April 29, 2021, GalvanEyes LLC (“GalvanEyes”), an affiliate of the Reporting Persons of which Beat Kahli serves as a Managing Member and holds a controlling membership interest, entered into a distribution agreement (the “Distribution Agreement”) with EyeLock LLC (“Eyelock”), a subsidiary of the Issuer. The effectiveness of the Distribution Agreement was subject to the satisfaction of certain closing conditions including the approval of the Issuer’s stockholders, which approval was obtained at the Issuer’s annual meeting of shareholders held on July 29, 2021. Pursuant to the Distribution Agreement, EyeLock granted to GalvanEyes the right to be the exclusive distributor of EyeLock products in certain specified markets and other markets with EyeLock’s consent.

Mr. Kahli has been a director of the Issuer since he was elected at the Issuer’s annual meeting of shareholders held on July 29, 2021. On July 19, 2022, Mr. Kahli was appointed as a Co-Vice Chairman of the Board of the Issuer.

On February 6, 2023, Mr. Kahli entered into an employment agreement with the Issuer, through February 29, 2024, to perform the duties and responsibilities of President of the Issuer.

On October 4, 2023, a Stock Purchase Agreement was signed between the Reporting Persons, as Sellers, and Gentex Corporation (NASDAQ: GNTX), as Buyer, to sell 50% of the Reporting Persons ownership stake in the Issuer. The first tranche of 1.57 million Class A Shares closed on Friday, October 6, 2023 at $10.00 per share, representing a 32.5% premium to the Issuer’s current share price as of market close on October 5, 2023. The second tranche of 1.57 million Class A Shares is scheduled to close on January 5, 2024 and the stock price will be based on a formula in the Stock Purchase Agreement at (a) a 25% premium if the volume weighted average price (“VWAP”) for the 20 days prior to the closing is between $7.00 and $8.00; or (b) if the 20 day VWAP is at least $8.00 but less than $10.00, the purchase price will be $10.00 per share; or (c) if the 20 day VWAP is greater than $10.00, the purchase price will be the market price. In taking on the executive role of President with the Issuer, one of Mr. Kahli’s primary focus areas was building strategic partnerships, and currently, the Issuer and Gentex are collaborating in both the Automotive and Biometrics industries. The decision to sell a portion of the Reporting Persons holdings was about creating value for the Issuer and all of its shareholders.

Item 5. Interest in Securities of the Issuer

a)	See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Class A Shares beneficially owned by each of the Reporting Persons as of October 10, 2023.

b)	See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class A Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition as of October 10, 2023..

c)	During the period August 11, 2023 through October 10, 2023, the Reporting Persons have affected the following sales of Class A Shares:

Purchaser	Trade Date	Amount of Shares	Price per Share	Where/How Effected
Avalon Park Group Holding AG	10/06/2023	1,367,500	$10.00	Private Transaction
Avalon Park International, LLC	10/06/2023	201,250	$10.00	Private Transaction

d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Shares.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The individuals named below are employees and/or affiliates of the Reporting Persons and hold the number of Class A Shares set forth opposite their respective names.

Andreas Derzsi:	2,600 Class A Shares
Augustine M. Fragala, III:	30,000 Class A Shares
Richard Kunz:	34,890 Class A Shares

The Reporting Persons disclaim beneficial ownership of all Class A Shares held by such individuals.

Avalon Park Group Management, Inc., Avalon Park International LLC and Avalon Park Group Holding AG (formerly known as Kahli Holding AG), affiliates of Beat M. Kahli (collectively, “Avalon”) entered into a Standstill Agreement, dated November 2, 2020, with the Issuer on customary terms, pursuant to which, among other customary provisions, Avalon agreed not to (a) purchase, offer or agree to purchase, sell, offer or agree to sell or trade in any outstanding equity securities of the Issuer or any rights or options to purchase any such securities, whether by direct purchase, merger or otherwise; or (b) form, join or in any way participate in a group in connection with any of the foregoing. The foregoing description of the Standstill Agreement is qualified in its entirety by reference to such agreement filed as an Exhibit to this Statement as set forth in Item 7. Material to be Filed as Exhibits. The Standstill Agreement terminated on April 15, 2021.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement required by Rule 13d-1(k)(1), as filed April 13, 2020.

99.2	Standstill Agreement, made and entered into as of November 2, 2020, by and among Voxx International Corporation and Avalon Park Group Management, Inc., Avalon Park International, LLC and Kahli Holding AG, as filed with Amendment No. 11 to the Statement on November 3, 2020.

99.3	Stock Purchase Agreement, dated as of October 4, 2023, by and among Avalon Park Group Holding AG, Avalon Park International, LLC and Gentex Corporation, filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

/s/ Beat M. Kahli
Beat M. Kahli

AVALON PARK INTERNATIONAL, LLC

By:	/s/ Beat M. Kahli
Beat M. Kahli, President

AVALON PARK GROUP HOLDING AG

By:	/s/ Beat M. Kahli
Beat M. Kahli, President